Exhibit 1

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Fourth Quarter 2012

LAKE FOREST, IL March 20, 2013 – UCI Holdings Limited, the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the fourth quarter ended December 31, 2012. Net sales of $238.5 million increased slightly from the $237.3 million reported for the fourth quarter of 2011. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the OES (new car dealer service) and OEM (original equipment manufacturer) channels, and declined in the retail and heavy duty channels, while the traditional channel was essentially flat. Net sales for the fourth quarter of 2012, also included $16.2 million in related party sales to FRAM Group, which offset lower co-manufacturer sales compared to the fourth quarter of 2011.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $39.8 million for the fourth quarter of 2012, up 5.3% from $37.8 million in the year-ago quarter. The reconciliation of net income to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net income for the fourth quarter of 2012 was $7.4 million, including $3.6 million, net of tax, in special items, consisting of business optimization costs, restructuring costs, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group, adjustment of an environmental accrual and corporate transactional costs. Net loss for the fourth quarter of 2011 was $6.3 million, including $11.4 million, net of tax, in special items, consisting primarily of class action litigation costs, a trademark impairment loss, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group, costs of obtaining new business, restructuring and severance costs and adjustment of an environmental accrual.

For the year ended December 31, 2012, net sales were $984.5 million, compared to $989.0 million in 2011, which includes the Predecessor period from January 1, 2011 through January 25, 2011. Adjusted EBITDA for 2012 was $159.2 million, an increase of 1.3% over the $157.1 million reported for 2011. Net income for the year ended December 31, 2012 was $14.6 million compared to a net loss of $46.5 million for the year ended December 31, 2011, including the Predecessor period January 1, 2011 through January 25, 2011.

“While general economic and industry-specific issues have kept revenue somewhat depressed for the fourth quarter and the entire year of 2012, we are pleased by our 5.3% improvement in Adjusted EBITDA performance for this year’s fourth quarter,” said Bruce Zorich, Chief Executive Officer of UCI. “We’re encouraged by our overall cost improvement activities, including procurement savings, make vs. buy initiatives and manufacturing synergies.”

As of December 31, 2012, the company’s cash on hand was $78.9 million and total debt was $693.9 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Thursday, March 21, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from March 22 for a 14 day period, at www.uciholdings.com. Click on the UCI 2012 4th Quarter Results button.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Successor	Successor	Successor	Combined	Successor	Predecessor
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2011	January 1, 2011 through January 25, 2011
Net sales	$238,489	$237,283	$984,497	$989,021	$910,179	$78,842
Cost of sales	178,989	183,884	745,995	770,656	710,360	60,296

Gross profit	59,500	53,399	238,502	218,365	199,819	18,546
Operating expenses
Selling and warehousing	(16,798)	(17,709)	(67,413)	(71,379)	(66,212)	(5,167)
General and administrative	(13,775)	(12,266)	(58,662)	(45,189)	(41,612)	(3,577)
Amortization of acquired intangible assets	(5,539)	(5,547)	(22,165)	(20,783)	(20,378)	(405)
Merger and acquisition costs	—	(66)	—	(16,501)	(11,331)	(5,170)
Restructuring costs, net	(1,413)	(256)	(5,877)	(1,275)	(1,275)	—
Stock-based compensation expense	—	—	—	(15,082)	—	(15,082)
Trademark impairment loss	—	(3,800)	—	(3,800)	(3,800)	—
Patent litigation costs	—	(22)	—	(887)	(387)	(500)
Antitrust litigation costs	(61)	(8,065)	(1,228)	(12,544)	(11,731)	(813)

Operating income (loss)	21,914	5,668	83,157	30,925	43,093	(12,168)
Other expense
Interest expense, net	(13,561)	(13,911)	(54,765)	(56,354)	(51,691)	(4,663)
Management fee expense	—	—	—	(139)	—	(139)
Loss on early extinguishment of debt	—	—	—	(24,153)	—	(24,153)
Debt commitment fees	—	—	—	(5,945)	(5,945)	—
Miscellaneous, net	(1,299)	(904)	(6,188)	(5,701)	(4,974)	(727)

Income (loss) before income taxes	7,054	(9,147)	22,204	(61,367)	(19,517)	(41,850)
Income tax (expense) benefit	304	2,825	(7,577)	14,858	906	13,952

Net income (loss)	7,358	(6,322)	14,627	(46,509)	(18,611)	(27,898)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	438	(1,803)	1,930	(4,082)	(4,709)	627
Pension and OPEB liability, net of tax	4,319	(29,770)	(11,085)	(29,654)	(29,770)	116

Total other comprehensive income (loss)	4,757	(31,573)	(9,155)	(33,736)	(34,479)	743

Comprehensive income (loss)	$12,115	$(37,895)	$5,472	$(80,245)	$(53,090)	$(27,155)

The consolidated financial statements as of December 31, 2012 and for the three and twelve months ended December 31, 2012 and 2011 of UCI Holdings Limited represent those of the Successor company. The consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011 represent those of the Predecessor.

The column titled “Combined” in the tables represents the combination of Successor twelve months ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined twelve months ended December 31, 2011. The “Combined” column does not purport to be on a pro forma basis and has been included for the purpose of additional information.

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	Successor
	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$78,917	$67,697
Accounts receivable, net	227,542	256,679
Related party receivable	19,872	10,760
Inventories	175,291	158,063
Deferred tax assets	28,877	37,894
Other current assets	27,105	15,375

Total current assets	557,604	546,468
Property, plant and equipment, net	160,174	153,044
Goodwill	309,102	308,821
Other intangible assets, net	399,585	423,687
Deferred financing costs, net	17,483	20,176
Other long-term assets	3,732	1,822

Total assets	$1,447,680	$1,454,018

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$132,803	$122,932
Short-term borrowings	—	3,169
Current maturities of long-term debt	3,177	3,373
Related party payable	734	1,249
Accrued expenses and other current liabilities	115,453	130,980

Total current liabilities	252,167	261,703
Long-term debt, less current maturities	690,748	693,485
Pension and other post-retirement liabilities	120,093	118,040
Deferred tax liabilities	110,965	112,714
Other long-term liabilities	2,546	2,425

Total liabilities	1,176,519	1,188,367
Contingencies
Shareholder’s equity
Common stock	320,038	320,000
Retained deficit	(5,243)	(19,870)
Accumulated other comprehensive loss	(43,634)	(34,479)

Total shareholder’s equity	271,161	265,651

Total liabilities and shareholder’s equity	$1,447,680	$1,454,018

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Successor	Combined	Successor	Predecessor
	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2011	January 1, 2011 through January 25, 2011
Net cash provided by (used in) operating activities	$51,842	$46,321	$55,662	$(9,341)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	—	(185,268)	(185,268)	—
Acquisition of Honeywell Parts Services (Shanghai) Co., Ltd assets	—	(1,500)	(1,500)	—
Capital expenditures	(36,786)	(26,246)	(24,675)	(1,571)
Proceeds from sale of property, plant and equipment	1,968	176	176	—
Decrease in restricted cash	—	16,290	16,290	—

Net cash used in investing activities	(34,818)	(196,548)	(194,977)	(1,571)

Cash flows from financing actvities:
Issuances of borrowings	500	3,147	3,147	—
Debt repayments	(6,552)	(6,589)	(3,956)	(2,633)
Payment of deferred financing costs	—	(21,179)	(20,259)	(920)
Payment of debt commitment fees	—	(5,945)	(5,945)	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	—	298,500	298,500	—
Issuance of Senior Notes	—	400,000	400,000	—
Repayment of 2010 Credit Facility	—	(423,938)	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	—	(360,115)	(360,115)	—
Equity contribution	38	320,000	320,000	—
Proceeds from exercise of stock options	—	1,077	—	1,077
Excess tax benefits from share-based payments	—	2,661	—	2,661

Net cash provided by (used in) financing activities	(6,014)	207,619	207,434	185
Effect of exchange rate changes on cash	210	(295)	(422)	127

Net increase (decrease) in cash and cash equivalents	11,220	$57,097	67,697	(10,600)

Cash and cash equivalents at beginning of period	67,697		—	200,330

Cash and cash equivalents at end of period	$78,917		$67,697	$189,730

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA as presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The UCI acquisition occurred on January 26, 2011. As such, our results of operations for the twelve months ended December 31, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the twelve months ended December 31, 2011 as if the UCI Acquisition had occurred on January 1, 2011. The column titled “Combined” on the following table represents the combination of Successor twelve months ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined twelve months ended December 31, 2011. The combined Adjusted EBITDA of $157.1 million for the twelve months ended December 31, 2011 represents our Adjusted EBITDA had the UCI acquisition occurred on January 1, 2011.

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Successor
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011
Net income (loss)	$7.3	$(6.3)
Income tax benefit	(0.3)	(2.9)
Net interest expense	13.6	14.0
Depreciation and amortization expense	13.4	15.3

EBITDA	34.0	20.1
Business optimization costs	3.2	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.5	3.4
Restructuring costs, net	1.4	0.3
Cost of defending class action litigation	—	8.0
New business changeover and sales commitment costs	—	1.8
Environmental accrual adjustment	0.5	0.3
UCI International, Inc. non-operating expenses (h)	0.2	—
Merger and acquisition costs	—	0.1
Trademark impairment loss	—	3.8

Adjusted EBITDA	$39.8	$37.8

Net sales	$238.5	$237.3
Adjusted EBITDA margin	16.7%	15.9%

Schedule A (continued)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Combined	Successor	Predecessor
	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2011	January 1, 2011 through January 25, 2011
Net income (loss)	$14.6	$(46.5)	$(18.6)	$(27.9)
Income tax expense (benefit)	7.6	(14.9)	(0.9)	(14.0)
Net interest expense	54.8	56.4	51.7	4.7
Depreciation and amortization expense	52.2	53.8	50.9	2.9

EBITDA	129.2	48.8	83.1	(34.3)
Business optimization costs	14.6	—	—	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	7.1	7.3	7.3	—
Restructuring costs, net	5.9	1.3	1.3	—
Cost of defending class action litigation	1.2	12.5	11.7	0.8
New business changeover and sales commitment costs	0.5	2.4	2.4	—
Environmental accrual adjustment	0.5	0.3	0.3	—
UCI International, Inc. non-operating expenses	0.2	—	—	—
Loss on early extinguishment of debt	—	24.2	—	24.2
Merger and acquisition costs	—	16.5	11.3	5.2
Inventory step-up	—	16.4	16.4	—
Non-cash stock-based compensation expense	—	15.1	—	15.1
Debt commitment fees	—	5.9	5.9	—
Trademark impairment loss	—	3.8	3.8	—
Swaption mark-to-market	—	1.0	0.8	0.2
Patent litigation costs	—	0.9	0.4	0.5
Valuation allowance for non-trade receivables	—	0.4	0.4	—
Resolution of pre-acquistion matter	—	0.2	0.2	—
Management fee	—	0.1	—	0.1

Adjusted EBITDA	$159.2	$157.1	$145.3	$11.8

Net sales	$984.5	$989.0	$910.2	$78.8
Adjusted EBITDA margin	16.2%	15.9%	16.0%	15.0%

Full period estimated effect of UCI’s cost savings and synergies (a)	28.2	13.1

Covenant Adjusted EBITDA (b)	$187.4	$170.2

Net sales	$984.5	$989.0
Covenant Adjusted EBITDA Margin	19.0%	17.2%

a)

Reflects the full period estimated effect of UCI International’s implemented but, as yet, unrealized cost savings initiatives and synergies, primarily associated with Rank’s acquisition of FRAM Group. As of December 31, 2012, UCI International had implemented $77.1 million of annualized cost savings and synergies, of which $48.9 million had been realized. For the twelve months ended December 31, 2012, UCI International incurred $10.4 million in operating expenses and $15.2 million in capital expenditures associated with these cost savings and synergies.

(In $ millions)	Implemented Cost Savings	Cost Savings Achieved	Implemented Cost Savings to be Achieved
Corporate synergies (i)	$16.2	$11.2	$5.0
Procurement savings (ii)	31.9	18.0	13.9
In-sourcing (iii)	20.0	15.3	4.7
Other (iv)	9.0	4.4	4.6

	$77.1	$48.9	$28.2

i.	Represents our estimated cost savings from cost sharing arrangements with FRAM Group related to overhead reductions, cost savings from synergies and reduced information technology costs.
ii.	Represents our estimated reductions in procurement costs resulting from benchmarking procurement costs and benefits of scale with FRAM Group.
iii.	Represents our estimated cost savings from in-sourcing the manufacturing of high volume parts.
iv.	Represents estimated cost savings from expenditure controls.

b)	Reflects Adjusted EBITDA as defined in calculating covenant compliance and other ratios under UCI International’s Senior Secured Credit Facility and the Indenture governing UCI International’s 8.625% senior notes.